SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 16, 2007 Re: France Telecom strengthens its presence in the Middle East press release

Paris, April 16, 2007

France Telecom strengthens its presence in the Middle East

Majority stake acquisition in Lightspeed Communications in Bahrain

France Telecom is pleased to announce that its subsidiary Jordan Telecom Group, the leading operator for fixed-line, mobile, internet and content services in Jordan, has acquired a 51% stake in Lightspeed Communications in Bahrain.

By means of this initiative, Jordan Telecom Group, 51% owned by France Telecom and listed on the Amman stock exchange, will enable its new partner Lightspeed Communications to benefit from all its expertise in order to extend its business into new markets.

Before the end of this summer, innovative Double Play and Triple Play services will be launched in Bahrain.

Lightspeed Communications is a young company, specialized in internet services such as voice over IP, video on demand, and client database protection and security, and was the first operator to launch Double Play offers in Bahrain.

This acquisition is fully embedded in France Telecom Group’s development strategy in the Middle East. France Telecom is already present in Jordan and Egypt with over 12 million clients.

Marc Rennard, France Telecom’s Executive Director for International Business, Africa, the Middle East and Asia:

“Thanks to this new partnership with Lightspeed Communications, Jordan Telecom Group, our subsidiary in Jordan, will be able to position itself in new highly promising and highly profitable markets, making all of the France Telecom Group’s know-how available to its new clients, with their enthusiasm for new technologies”.

About France Telecom

France Telecom, one of the principal world telecommunications operators, had almost 160 million customers in five continents (220 countries or territories) as of December 31, 2006, out which two thirds under the Orange brand. In 2006, the Group achieved consolidated revenues of 51.7 billion euros. Launched in June 2005, the NExT program (New Experience in Telecommunications) is enabling the Group to continue its conversion as an integrated operator in order to make France Telecom the operator of reference for the new telecommunications services in Europe. Since June 2006, Orange became the Group’s single brand for the Internet, television and wireless telephony in France, the United Kingdom the Netherlands and in Spain, and Orange Business Services became the brand for the services offered to business worldwide. France Telecom is the second largest wireless operator and Internet access provider in Europe and among the world leaders in telecommunications services for multinational companies.

France Telecom (NYSE:FTE) is listed on the Eurolist market of Euronext Paris and on the New York Stock Exchange

About Jordan Telecom Group

Jordan Telecom was first established in 1971 under the name “Telecommunications Corporation,” which was then totally owned by the Jordanian government. In 1997 the corporation was privatized and became known as the Telecommunications Company, providing fixed line services. In 2000, France Telecom entered as a strategic partner and gradually increased its share in the company until it acquired 51% of shares to become the majority shareholder. Jordan Telecom Group decision was proclaimed in 2006 to integrate Jordan Telecom, the fixed retail business unit, MobileCom the mobile business unit, Wanadoo the internet and data business unit, eDimensions the content business unit and the wholesale business unit to be one giant integrated operator in Jordan. The Group now serves 2.3 million subscribers with innovative communication technologies, at affordable prices, and world-class service.

About Lightspeed Communications

Lightspeed Communications is Bahrain’s first alternative fixed-line telecommunications operator, offering value-added and innovative services for residential and business customers. Lightspeed’s philosophy is to make the most of the existing telecom infrastructure, and use the opportunities in the newly liberalised sector to build innovative services and speed that customers are looking for. The company has received four licenses from Bahrain’s Telecommunications Regulatory Authority (TRA) since September 2003. Lightspeed is bringing the next generation of triple play services (IP Voice, Video and Data) to the Kingdom of Bahrain, which will be launched later this year. This will complement its existing offering of a pioneering secure iVault data centre services, which enables government and financial organisations to securely host their mission-critical systems in Lightspeed’s state-of-the-art data centre. The company is the first in the Gulf to introduce video phones and value-added video services, such as Video-on-Demand and video content distribution services. .

Press contact: +33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 16, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information